SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

06654A103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.86%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,443
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 102,443
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 111,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 111,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,842
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 80,842
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,195
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,195
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.29%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,195
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,195
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 94,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 389,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,026
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 654,026
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 654,026 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $18,472,840, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,842,246 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2018, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	SAL

(a)	As of the close of business on January 24, 2019, SAL beneficially owned 145,816 Shares.

       Percentage: Approximately 1.86%.

(b)	1. Sole power to vote or direct the vote: 145,816

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 145,816

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

B.	SIP

(a)	As of the close of business on January 24, 2019, SIP beneficially owned 102,443 Shares.

                               Percentage: Approximately 1.30%.

(b)	1. Sole power to vote or direct the vote: 102,443

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 102,443

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on January 24, 2019, SIPII beneficially owned 111,050 Shares.

Percentage: Approximately 1.42%.

(b)	1. Sole power to vote or direct the vote: 111,050

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 111,050

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on January 24, 2019, SIPIII beneficially owned 14,636 Shares.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 14,636

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 14,636

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

E.	LSBK

(a)	As of the close of business on January 24, 2019, LSBK beneficially owned 80,842 Shares.

Percentage: Approximately 1.03%.

(b)	1. Sole power to vote or direct the vote: 80,842

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 80,842

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days, that have not been previously reported, are set forth in Scheduled B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on January 24, 2019, Broad Park beneficially owned 101,195 Shares.

Percentage: Approximately 1.29%.

(b)	1. Sole power to vote or direct the vote: 101,195

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 101,195

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on January 24, 2019, Chewy beneficially owned 3,195 Shares.

Percentage: Approximately 0.04%.

(b)	1. Sole power to vote or direct the vote: 3,195

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 3,195

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy Gooey during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

H.	CBPS

(a)	As of the close of business on January 24, 2019, CBPS beneficially owned 94,849 Shares.

Percentage: Approximately 1.21%.

(b)	1. Sole power to vote or direct the vote: 94,849

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 94,849

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 102,443 Shares owned by SIP and the 111,050 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 80,842 Shares owned by LSBK and the 94,849 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 389,184 Shares.

Percentage: Approximately 4.96%.

(b)	1. Sole power to vote or direct the vote: 389,184

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 389,184

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 14,636 Shares owned by SIPIII.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 14,636

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 14,636

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 145,816 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 102,443 Shares owned by SIP and the 111,050 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, a co-general partner of SIPIII, may be deemed the beneficial owner of the 14,636 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 80,842 Shares owned by LSBK and the 94,849 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 101,195 Shares owned by Broad Park, and the 3,195 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 654,026 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 8.34%.

(b)	1. Sole power to vote or direct the vote: 654,026

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 654,026

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 654,026 Shares, constituting approximately 8.34% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Bankwell Financial Group, Inc. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 06654A103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares

SAL	1/2/2019	28.6689	62,756.12	2,189
SAL	1/3/2019	28.8027	62,069.73	2,155
SAL	1/4/2019	28.9799	62,451.60	2,155
SAL	1/7/2019	29.0476	62,626.53	2,156
SAL	1/8/2019	29.0466	62,653.42	2,157
SAL	1/9/2019	29.0243	14,947.53	515
SAL	1/10/2019	28.9006	41,125.61	1,423
SAL	1/11/2019	28.9235	18,337.47	634
SAL	1/14/2019	28.8561	26,172.52	907
SAL	1/15/2019	28.8507	8,539.80	296
SAL	1/22/2019	28.8650	24,939.33	864
SAL	1/24/2019	28.6689	61,580.76	2,148
Total			508,200.42	17,599

SIP	1/2/2019	28.6717	44,297.79	1,545
SIP	1/3/2019	28.8051	46,088.12	1,600
SIP	1/4/2019	28.9823	46,342.67	1,599
SIP	1/7/2019	29.0500	46,479.96	1,600
SIP	1/8/2019	29.0490	46,478.36	1,600
SIP	1/9/2019	29.0349	10,975.19	378
SIP	1/10/2019	28.9043	30,609.62	1,059
SIP	1/11/2019	28.9319	13,540.11	468
SIP	1/14/2019	28.8619	19,452.89	674
SIP	1/15/2019	28.8679	6,379.80	221
SIP	1/22/2019	28.8707	18,708.24	648
SIP	1/24/2019	28.6712	46,189.32	1,611
Total			375,542.07	13,003

SIPII	1/2/2019	28.6711	47,450.61	1,655
SIPII	1/3/2019	28.8045	49,054.08	1,703
SIPII	1/4/2019	28.9817	49,355.85	1,703
SIPII	1/7/2019	29.0494	49,471.14	1,703
SIPII	1/8/2019	29.0484	49,469.44	1,703
SIPII	1/9/2019	29.0316	11,961.02	412
SIPII	1/10/2019	28.9032	33,209.72	1,149
SIPII	1/11/2019	28.9287	15,014.00	519
SIPII	1/14/2019	28.8598	21,471.66	744
SIPII	1/15/2019	28.8615	7,042.20	244
SIPII	1/22/2019	28.8680	21,246.83	736
SIPII	1/24/2019	28.6701	52,294.31	1,824
Total			407,040.86	14,095

SIPIII	1/2/2019	28.7435	5,288.81	184
SIPIII	1/3/2019	28.8730	5,601.37	194
SIPIII	1/4/2019	29.0502	5,635.74	194
SIPIII	1/7/2019	29.1183	5,619.84	193
SIPIII	1/8/2019	29.1177	5,590.60	192
SIPIII	1/9/2019	29.1452	2,914.52	100
SIPIII	1/10/2019	28.9921	4,261.84	147
SIPIII	1/11/2019	29.0498	2,904.98	100
SIPIII	1/14/2019	28.9896	2,898.96	100
SIPIII	1/15/2019	28.9500	2,895.00	100
SIPIII	1/22/2019	28.9976	2,899.76	100
SIPIII	1/24/2019	28.7277	6,549.91	228
Total			53,061.33	1,832

LSBK	1/2/2019	28.6739	36,071.80	1,258
LSBK	1/3/2019	28.8078	35,577.69	1,235
LSBK	1/4/2019	28.9850	35,796.53	1,235
LSBK	1/7/2019	29.0527	35,880.14	1,235
LSBK	1/8/2019	29.0517	35,878.91	1,235
LSBK	1/9/2019	29.0490	8,104.66	279
LSBK	1/10/2019	28.9091	22,809.29	789
LSBK	1/11/2019	28.9430	10,043.23	347
LSBK	1/14/2019	28.8697	14,405.96	499
LSBK	1/15/2019	28.8909	4,767.00	165
LSBK	1/22/2019	28.8791	13,746.46	476
LSBK	1/24/2019	28.6746	33,836.04	1,180
Total			286,917.71	9,933
Broad Park
Broad Park	1/2/2019	28.6713	46,275.47	1,614
Broad Park	1/3/2019	28.8052	45,656.18	1,585
Broad Park	1/4/2019	28.9824	45,937.05	1,585
Broad Park	1/7/2019	29.0501	46,044.35	1,585
Broad Park	1/8/2019	29.0491	46,042.77	1,585
Broad Park	1/9/2019	29.0364	10,569.25	364
Broad Park	1/10/2019	28.9049	29,367.34	1,016
Broad Park	1/11/2019	28.9332	12,991.01	449
Broad Park	1/14/2019	28.8629	18,616.54	645
Broad Park	1/15/2019	28.8708	6,120.60	212
Broad Park	1/22/2019	28.8718	17,900.51	620
Broad Park	1/24/2019	28.6717	44,097.00	1,538
Total			369,618.07	12,798

Chewy	1/2/2019	28.8120	2,881.20	100
Chewy	1/3/2019	28.9457	2,894.57	100
Chewy	1/4/2019	29.1229	2,912.29	100
Chewy	1/7/2019	29.1906	2,919.06	100
Chewy	1/8/2019	29.1896	2,918.96	100
Chewy	1/9/2019	29.1452	2,914.52	100
Chewy	1/10/2019	29.0401	2,904.01	100
Chewy	1/11/2019	29.0498	2,904.98	100
Chewy	1/14/2019	28.9896	2,898.96	100
Chewy	1/15/2019	28.9500	2,895.00	100
Chewy	1/22/2019	28.9976	2,899.76	100
Chewy	1/24/2019	28.8119	2,881.19	100
Total			34,824.50	1,200

CBPS	1/2/2019	28.6723	41,718.21	1,455
CBPS	1/3/2019	28.8062	41,135.26	1,428
CBPS	1/4/2019	28.9834	41,417.27	1,429
CBPS	1/7/2019	29.0511	41,484.98	1,428
CBPS	1/8/2019	29.0501	41,483.55	1,428
CBPS	1/9/2019	29.0409	9,525.43	328
CBPS	1/10/2019	28.9064	26,622.78	921
CBPS	1/11/2019	28.9367	11,748.32	406
CBPS	1/14/2019	28.8653	16,857.33	584
CBPS	1/15/2019	28.8781	5,544.60	192
CBPS	1/22/2019	28.8748	15,910.03	551
CBPS	1/24/2019	28.6728	39,310.46	1,371
Total			332,758.22	11,521

*Includes brokerage commission.